QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges
(Dollar amounts in thousands)

	2007	2008	2009	2010	2011
Total fixed charges	$49,191	$86,559	$112,981	$120,711	$123,893

Earnings:
Earnings from continuing operations before income taxes	$(59,155)	$273,602	$(155,370)	$34,291	$119,894
Add:
Fixed charges	49,191	86,559	112,981	120,711	123,893
Amortization of capitalized interest	478	1,110	1,444	1,583	1,639
Cash distributions from equity method investments	10,840	445	—	2,508	300
(Income) Loss from equity method investments	(5,309)	(90)	(3,505)	(1,562)	1,095
Subtract:
Interest capitalized	(3,344)	(9,486)	(12,228)	(2,766)	(1,121)

Total earnings	$(7,299)	$352,140	$(56,678)	$154,765	$245,700

Ratio	(0.15)	4.07	(0.50)	1.28	1.98

Deficit	$(56,490)	$—	$(169,659)	$—	$—

QuickLinks

  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)